Exhibit 99.1

Scienjoy Announces Strategic Alliance with MetaU on New NFT Project

The innovative crypto exchange is scheduled to launch a unique NFT exchange platform, through which participants of the Scienjoy NFT Experience X program will list and also sell their nonfungible artworks to collectors, using major virtual coins

BEIJING, May 18, 2022 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “We”) (Nasdaq: SJ), a leading live entertainment mobile streaming platform in China, today announced that Scienjoy has formed a strategic alliance with MetaU, a company offering crypto exchange platform, to assist the Company to fulfill its mission of providing funding to artists interested in transforming their traditional arts to NFTs. MetaU expects to create an enabling environment and also provide the tools for both artists and collectors to list and purchase NFTs with virtual coins through its new NFT exchange platform scheduled to be launched in the third or fourth quarter of 2022.

As disclosed early this year, Scienjoy plans to launch NFT Experience X (the “Program”), a new program designed to offer assistance to selected artists, enabling them with the tools to turn their creations into nonfungible tokens. The Program is expected to provide technical support to artists, musicians, and other performers, as they create NFT works across selected locations, through traditional art, exhibitions, murals, and other unique art projects.

Mr. Dan Clayton, Chief Executive Officer of MetaU, commented, “I am thrilled with the strategic alliance with Scienjoy based on their interest in the NFT sector. MetaU will be working with Scienjoy for the preparation of the anticipated launch of our MetaU NFT exchange platform in the third or fourth quarter of 2022.”

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We are excited about the strategic alliance with MetaU and the expected launch of its NFT exchange platform. As the COVID-19 pandemic negatively affected nearly all aspects of trade and commerce globally, the art sector took a particularly hefty blow with the shut down of vibrant art galleries and well-known exhibition scenes worldwide. Although much of that is beginning to change with the gradual recovery from the pandemic, many artists are still struggling with the impacts of cancellation of art events and substantial budget reductions from sponsors due to the uncertainty still hovering over the sector. NFT Experience X is expected to create hundreds of opportunities for artists across the world as we aim to highlight the creative minds in the Metaverse. With the new NFT exchange platform, we hope to provide independent artists a platform to transform and show their unique art works.”

About MetaU Corporation

MetaU Corp. is a privately held company incorporated and headquartered in Nevada, United States, with plans to set up office operations in Los Angeles, New York, Dubai, South Korea, Singapore, and India in late 2022. The company was established to create a multi-device platform, offering cryptocurrency exchange services with the highest security across the globe, to allow for rapid market growth and global transactions.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile livestreaming platform in China, and its core mission is to build a livestreaming service ecosystem to delight and entertain users. With approximately 267 million registered users, Scienjoy currently operates five livestreaming platform brands, including Showself, Lehai, Haixiu, and BeeLive, which features both the Mifeng Chinese version and BeeLive International version, and Hongle.tv. Scienjoy uniquely combines a gamified business approach to livestreaming, in-depth knowledge of the livestreaming industry, and cutting-edge technologies such as blockchain, augmented reality (AR), virtual reality (VR), and big data, to create a unique user experience. Scienjoy is devoted to building a livestreaming Metaverse to provide users with the ultimate immersive experience, a social media network that transcends time and space, a digital community that spans virtual and physical reality, and a content-rich ecosystem. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contacts

Ray Chen

VP, Public Relations

Scienjoy Holding Corporation

+86-010-64428188

ray.chen@scienjoy.com

Tina Xiao

Ascent Investor Relations

+1 (917) 609-0333

tina.xiao@ascent-ir.com